UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
UNION NATIONAL FINANCIAL CORPORATION

(Name of Issuer)
Common stock, par value $.25 per share

(Title of Class of Securities)
907647101

(CUSIP Number)
Jeffrey D. Miller, Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)
April 19, 2010

(Date of first event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	907647101

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Donegal Mutual Insurance Company I.R.S. I.D. No. 23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		248,999 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		248,999 shares

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,999 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC HC

Item 4. Purpose of Transaction.
     On April 19, 2010, Donegal Financial Services Corporation, or DFSC, along with its stockholders, Donegal Mutual Insurance Company, or Donegal Mutual, and Donegal Group Inc., or DGI, and an acquisition subsidiary DFSC owns, executed an agreement and plan of merger that provides for DFSC’s acquisition of Union National Financial Corporation, or UNNF, the parent of Union National Community Bank, or UNCB. The agreement and plan of merger also provides that UNCB will merge with and into Province Bank FSB, which is a wholly owned subsidiary of DFSC.
     UNCB, which had total assets of $489.6 million at December 31, 2009, has 10 branch banking locations in Lancaster County, Pennsylvania. Province, which has three branch locations in Lancaster County, had approximately $100 million in assets at December 31, 2009.
     The merger agreement provides that each share of UNNF common stock, other than the 248,999 shares Donegal Mutual holds and any dissenting shares, would convert upon consummation of the merger into the right to receive $5.05 in cash and 0.2134 of one share of Class A common stock of DGI. Pursuant to the merger agreement, an aggregate of 600,000 shares of DGI Class A common stock will be delivered as the stock portion of the merger consideration. Donegal Mutual will contribute these shares to DFSC.
     DFSC and UNNF expect to complete the acquisition during the third quarter of 2010, pending receipt of applicable regulatory approvals, the approval of the merger by the holders of 80% of the outstanding shares of UNNF and the satisfaction of other closing conditions.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Donegal Mutual incorporates by reference in this Amendment No. 1 to Schedule 13D/A the definitive merger agreement included as Exhibit 2.1 to the Form 8-K Report DGI filed with the SEC on April 21, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY
By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Senior Vice President and
Chief Financial Officer

Dated: April 21, 2010